November 17, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Local Bounti Corporation
Registration Statement on Form S-3 (File No. 333-291543)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-291543) filed by Local Bounti Corporation (the “Company”) on November 14, 2025 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

No fees are required in connection with this filing. If you have any questions in connection with this delaying amendment, please call Albert Vanderlaan of Orrick, Herrington & Sutcliffe LLP, counsel to the Company, at (617) 880-2219.

Sincerely,

LOCAL BOUNTI CORPORATION

By:	/s/ Margaret McCandless
Name: Margaret McCandless
Title: General Counsel and Corporate Secretary

Cc:	Kathleen Valiasek, Local Bounti Corporation Albert Vanderlaan, Esq., Orrick, Herrington & Sutcliffe LLP